EXHIBIT 3
April 26, 2007
Mr. Timothy E. Hoeksema
Chairman of the Board and Chief Executive Officer
Midwest Air Group, Inc.
6744 South Howell Avenue
Oak Creek, WI 53154
Dear Tim,
     We are extremely disappointed by the board of directors’ decision to reject the latest offer from AirTran without engaging in a meaningful dialogue. We continue to believe that a strategic combination of Midwest and AirTran is extremely compelling and that, in light of AirTran’s materially increased offer, both sides should now come together for good faith negotiations. We believe that most shareholders share our view and once again urge you and your board to immediately enter into constructive talks with AirTran.
     We have followed very closely the unfortunate rhetoric from both sides. We have repeatedly called on both Midwest and AirTran to put aside emotion and come together to address constructively the many issues surrounding the integration of the two airlines, including a combination of the companies’ management teams. Yet we have recently detected a tone among Midwest’s spokesmen that might indicate a lack of willingness to engage in discussions with AirTran under any circumstances. Indeed, the “save the cookie” campaign that has recently been launched begs the question as to what exactly the company is being saved from and for whose benefit. In fact, the very rationale behind putting the two companies together is to roll out best practices (including perhaps freshly baked chocolate chip cookies) from each airline, a goal much better served through a consensual transaction rather than by scorched earth tactics.
     In light of this dynamic, we are becoming more and more concerned about corporate governance issues at Midwest. We do not believe that the current legal framework and corporate structure is appropriate for a world class corporation like Midwest. Indeed, it is a virtual checklist of criteria considered undesirable by most experts in the field:
     • a poison pill
     • a staggered board
     • an anti-takeover provision
     • supermajority requirements to amend key provisions of the corporation’s governing documents
     • a golden parachute
     • a lack of separation of the role of chairman and chief executive officer
     We were also dismayed to learn that the Securities and Exchange Commission apparently had to intervene to make sure adequate notice was given to shareholders of the upcoming annual meeting and that the company has been reluctant to turn over the list of its shareholders to AirTran.

     We have carefully reviewed the response by the board to AirTran’s proposal and are surprised by the lack of disclosure provided. This is even more disturbing given that Midwest simultaneously lowered its earnings guidance by nearly twenty percent. We are concerned that there is now a disconnect between management and the board of directors on the one hand and the majority of shareholders on the other. It is clear that most shareholders desire an immediate dialogue with AirTran. Yet Midwest has chosen to dismiss AirTran’s latest proposal with a breathtaking nonchalance. From the very limited disclosure related to the board’s position, it appears that its members chose to rely on a mere oral opinion from Goldman Sachs that AirTran’s latest increased offer was not adequate, even as the company dramatically reduced its earnings approximately one hundred days into the year. Two of Midwest’s board members apparently did not bother to attend the meeting to discuss the company’s response, even telephonically.
     We also were surprised by the declaration, with no elaboration, that AirTran’s plan to operate the combined company is not “credible”. From the plans and commitments that we have reviewed, it seems that AirTran is not only likely to dramatically increase traffic to Milwaukee by making it into a feeder hub but also is projected to generate almost $1 billion of new benefits for the local economy and an additional $500 million for Kansas City. Moreover, it seems clear to airline industry observers that your employees would be far better off as part of a larger enterprise. Pilots, for example, would have greater opportunity for quicker advancement and flight attendants would have more flexibility in schedules. Your employees would benefit from being part of a larger company that can better handle the volatility endemic to the industry.
     As you stated eloquently in the company’s April 13 press release, “Midwest shareholders” are “the true owners of the company.” Octavian is for shareholder democracy and for the right of the owners of a company to determine its future. It is now time for there to be an honest and open debate about the proposal from AirTran. We call upon the board of Midwest to immediately remove the company’s poison pill and other defenses and allow the future of the company to be put to a vote amongst its owners, the shareholders. We do not understand at this point the purpose of this arsenal other than to disenfranchise the company’s shareholders. We also put the company on notice that any further aggressive defensive measures on the part of Midwest, such as expanding the size of the board, would not be taken lightly by shareholders and would be viewed as an act of entrenchment. We believe that Goldman Sachs’ “inadequacy” opinion and the work underlying it should be disclosed to shareholders so that the owners of the company can have the benefit of the full analysis in making their decisions how to vote at the upcoming annual meeting and whether to tender their stock into AirTran’s exchange offer. We also call upon Midwest to commission a written fairness opinion on behalf of its own shareholders from an independent investment bank.
     If the board of directors and management team of Midwest feel this strongly about a business plan which has never been disclosed to shareholders and are determined not to follow the will of the owners of the airline, we believe that they should find a more appropriate stockholder base by offering to take the company private at the same price as the AirTran offer. We believe that instead forcing a proxy contest that Midwest could very well lose does nothing more than undermine the company’s credibility and negotiating position.

     As we have said many times, we believe you have built a great and innovative airline. However, we do not believe that the current entrenched stance taken by the Midwest team befits the culture and tradition of the business. Moreover, given the competitive risks facing Midwest, we believe that it is not responsible to ignore a transaction that will provide far greater stability and better long-term prospects for the airline. We continue to believe that a negotiated transaction with AirTran offers a unique opportunity to realize exceptional shareholder value and to create an extraordinary airline for Midwest’s customers, employees and other stakeholders.
Sincerely,

Richard Hurowitz
Chief Executive Officer
cc: Midwest Board of Directors